Filed Pursuant to Rule 433

Registration Statement No. 333-174764

Filed Pursuant to Rule 433

Registration Statement No. 333-174764

Commodity Exchange-Traded Products

Nuveen Long/Short Commodity Total Return Fund

A new, actively managed, unleveraged fund

CTF

Overview Presentation

Expected Pricing on October 25, 2012

FOR FINANCIAL ADVISOR USE ONLY. NOT TO BE DISTRIBUTED TO THE PUBLIC.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

Disclosures and Risks

The Nuveen Long/Short Commodity Total Return Fund (the “Fund” or “CTF”) is a commodity pool managed by Nuveen Commodities Asset Management, LLC (“NCAM”), a commodity pool operator and commodity trading advisor registered with the Commodity Futures Trading Commission (“CFTC”) and a member of the National Futures Association (“NFA”).

The Fund is not a mutual fund, a closed-end fund, or any other type of “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), and is not subject to regulation under the 1940 Act nor are investors in the Fund afforded the protections thereunder. The CFTC has not passed upon the merits of participating in this pool, nor has the CFTC passed on the adequacy or accuracy of this presentation or the Fund’s preliminary prospectus.

The preliminary prospectus for the Fund, which may be updated from time to time pursuant to Securities and Exchange Commission (“SEC”) and CFTC requirements, is available at the Fund’s website (www.nuveen.com/ctfipo) as well as at the SEC’s website (www.sec.gov).

Investing in the Fund involves significant risks. Please see “Special Risk Considerations” on page 16 of this presentation and “Risk Factors” on pages 22-36 of the Fund’s preliminary prospectus, which accompanies this presentation, for more information.

Because the Fund has not commenced business, its shares have no history of public trading and the Fund does not have any performance history. Shares of the Fund may trade at a discount from their net asset value, which could be significant.

Fund shares are subject to investment risk, including the possible loss of the entire amount of your investment.

Investments in commodities have a high degree of price variability, and are subject to rapid and substantial price changes. The Fund is not a complete investment program and is designed as a long-term investment and not as a trading vehicle. The Fund may not be able to achieve its investment objective of generating attractive total returns.

The Fund’s net asset value will be reduced immediately following this offering by the underwriting commissions and the amount of offering expenses paid by the Fund. The Fund is offering shares through a group of underwriters led by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, UBS Securities LLC and Nuveen Securities, LLC. Certain underwriters, their affiliates or employees, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and UBS Securities LLC, have, and other underwriters participating in this offering or their affiliates may have, a minority ownership interest in Nuveen Investments, Inc., the parent company of Nuveen Securities, LLC, Nuveen Commodities Asset Management, LLC, Nuveen Asset Management, LLC and Gresham Investment Management LLC.

References in this presentation to “Gresham” mean Gresham Investment Management LLC (“Gresham LLC”), acting through its Near Term Active Division (“Gresham NTA”), unless specific reference is made to Gresham LLC or the context otherwise requires.

The Fund is not sponsored, endorsed, sold or promoted by Morningstar, Inc. Morningstar’s only relationship to NCAM and the Fund is the licensing of certain trademarks, trade names and other intellectual property of Morningstar, Inc.

The Fund has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement, which accompanies this presentation, and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may obtain these documents by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Fund, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling 877-827-5920.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

2

CTF Offering Summary

Fund Details

Anticipated Ticker Symbol: CTF (NYSE MKT)(1)

Offering: Trust units of beneficial interest (known as shares)

Public Offering Price: $25 per share (100 shares minimum) Underwriting Commission: 4.5%, paid by Fund on initial offering price, plus offering costs of up to $0.05 per share, paid by the Fund.

Management Fee: 1.25%(2)

CUSIP: 670731108

Manager: Nuveen Commodities Asset Management, LLC

Commodity Subadvisor: Gresham Investment

Management LLC through its Gresham NTA division(3) Collateral Subadvisor: Nuveen Asset Management, LLC

Leverage: None

Anticipated Distributions: Monthly

Tax Information

Tax-Advantaged Investments: Commodity futures generally produce 60% long-term and 40% short-term split in capital gain/loss under Section 1256 of the Internal Revenue Code.(4)

Tax Reporting Form: IRS Schedule K-1

Tax Information: Anticipated availability by the end of the first week of March 2013

Key Dates

(all dates are preliminary and subject to change)

Pricing Date: Thursday, October 25, 2012 First Day of Trading: Friday, October 26, 2012 Settlement Date: Tuesday, October 30, 2012

(1) It is anticipated that the Fund’s shares will be approved for listing on the NYSE MKT, subject to notice of issuance. NYSE MKT formerly known as the NYSE Amex.

(2) Please refer to the “Break-Even Analysis” and “Fees and Expenses” sections of the preliminary prospectus for information regarding the fees, charges and expenses associated with investing in the Fund.

(3) References in this presentation to “Gresham” mean Gresham Investment Management LLC (“Gresham LLC”), acting through its Near Term Active Division (“Gresham NTA”), unless specific reference is made to Gresham LLC or the context otherwise requires.

(4)	Changes in the tax treatment of the Fund’s investments could adversely affect shareholders.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

3

Investment Rationale

An investment with the potential to offer:

Attractive total returns with reduced volatility(1)

Regular monthly distributions A long/short strategy that trades on commodity price momentum

Diverse portfolio of liquid, exchange-traded commodity futures and options

Access to the commodity investing and trading experience of Gresham

Daily liquidity afforded by listing on NYSE MKT(3)

(1) As compared with equity and commodity benchmarks. See page 11 for more information regarding historical risk and return profiles.

(2)	For illustration purposes only. The Fund may be long or short corn and live cattle.
(3)	NYSE MKT formerly known as the NYSE Amex.

LONG

SHORT

Opportunity to profit whether markets move up or down(2)

NOT FDIC INSURED. MAY LOSE VALUE. NO BANK GUARANTEE.

Commodity pools are subject to numerous risks, including the possible loss of your entire investment. Additional risks are set forth at the end of this presentation and in the Fund’s preliminary prospectus, which accompanies this presentation. Please carefully consider the Fund’s investment objective, risks, charges and expenses carefully before investing.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

4

Market Outlook

Continued Market Uncertainty and Volatility

Oil, Natural Gas Reverse Recent Retreats

By Jerry Dicolo and John Biers Friday, Sept. 21, 2012

Crop Prices Probably Peaked After Drought Cuts U.S. Output

By Luzi Ann Javier Friday, Sept. 21, 2012

USDA Boosts Aid to Farmers, Ranchers Hit by Drought

By Christopher Doering Monday, July 23, 2012

Gold Surges to Six Month Peak

By Emiko Terazono Friday, Sept. 14, 2012

These are examples of factors that could affect the volatility of prices for certain commodities. No suggestion is made that all commodities traded by the Fund will experience volatility or sharp movements in the prices of commodities.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

5

Why CTF Now?

CTF Seeks to Profit from Trading on Commodity Price Momentum:

Long positions in commodity futures generate positive returns when prices go up

Short positions in commodity futures generate positive returns when prices go down

Price changes of individual commodities are largely driven by unpredictable events, such as bad weather

Example: 2012 Midwest Drought (worst on record since 1956)(1)

Smallest corn crop in six years, prices soared

Increased feed costs, depressed prices on most livestock commodities

Gresham’s long/short commodity strategy seeks to profit in up and down commodity markets(2)

LONG

SHORT

Opportunity to profit whether markets move up or down(3)

Transactions in commodity futures contracts carry a high degree of risk. Commodity futures contracts are subject to rapid and substantial price changes.

(1) Source: Reuters. “July Was Hottest Month Ever for Continental U.S.: NOAA.” Deborah Zabarenko. Published August 8, 2012.

(2)	The Fund could incur significant losses on its commodity investments.
(3)	For illustration purposes only. The Fund may be long or short corn and live cattle.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

6

Gresham: Innovative Commodities Management

A Pioneer in Commodities Investing

Gresham LLC formally organized in July 1992

A Proven Commodities Market Leader

Approximately $15 Bn in assets under management(1) (8/31/12)

#2 Institutional Commodities Manager by Pensions & Investments(2)

A Partner with Nuveen

Operates independently while benefiting from Nuveen’s shared resources

(1)	Represents total assets under management for both divisions of Gresham.

(2) Ranked by institutional commodity assets under management combined for both divisions of Gresham (excluding gold) as of 12/31/11. These rankings do not encompass the universe of all commodity trading advisors.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

7

Gresham’s Long/Short Commodity Investment Program

Alpha Fund seeks to outperform its performance benchmark

Benchmark Morningstar® Long/Short Commodity IndexSM

Portfolio Contents Commodity Futures

Covered Commodity Options on Futures

Collateral (Primarily Short-Term U.S. Government

Securities)

Energy Exception No short energy futures exposure

Futures Contract Term 1-3 months typical, 6 months maximum

Contract Type Exchange-traded commodity futures and options

Commodity Weights 10% maximum in any single commodity futures contract

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

8

CTF Performance Benchmark

Morningstar® Long/Short Commodity Index[SM] Positions and Weights

As of August 31, 2012

MORNINGSTAR®

Sector Allocation



Energy
Agriculture
Metals
Livestock
40.92%
34.15%
15.93%
9.00%

Long/Short Positions



Long Commodity Futures
Flat Commodity Futures
Short Commodity Futures
16.08%
42.26%
41.66%

Energy

COMMODITY	POSITION[1]	WEIGHT
Crude Oil Brent	Long	8.17%
Gas-Oil-Petroleum	Long	6.28%
Heating Oil #2/Fuel Oil	Long	5.40%
Gasoline Blendstock	Long	4.99%
	Total Long	24.84%
Crude Oil WTI	Flat	10.39%
Natural Gas Henry Hub	Flat	5.69%
	Total Flat	16.08%

Metals

COMMODITY	POSITION[1]	WEIGHT
Gold	Short	7.46%
Silver	Short	4.34%
Copper High Grade	Short	4.13%
	Total Short	15.93%

Agriculture

COMMODITY	POSITION[1]	WEIGHT
Soybeans	Long	6.30%
Soybean Meal	Long	4.91%
Corn	Long	2.18%
Wheat/No. 2 Hard Winter	Long	2.06%
Wheat/No. 2 Soft Red	Long	1.97%
	Total Long	17.42%
Coffee 'C'/Colombian	Short	5.02%
Sugar	Short	4.51%
Cotton	Short	4.25%
Soybean Oil	Short	2.95%
	Total Short	16.73%

Livestock

COMMODITY	POSITION[1]	WEIGHT
Lean Hogs	Short	4.52%
Live Cattle	Short	4.48%
	Total Short	9.00%

Source: Morningstar, Inc.

(1) Positions may be long or short (or flat in the special case of energy commodities). The sector allocation above represents the aggregate long, short and flat positions of the Morningstar® Long/Short Commodity Index[SM]. Identical to the index's methodology, Gresham will manage its overall strategy so that the notional amount of the Fund's combined long, short and flat futures positions will not exceed 100% of the Fund's net assets.

Shown above are the actual positions and weights of the Morningstar® Long/Short Commodity Index[SM] as of August 31, 2012. These are not the actual positions or weights of the Nuveen Long/Short Commodity Total Return Fund (CTF). **The Index is different from Gresham's proprietary long/short commodity investment program.**

Past performance is not indicative of future results and past allocations are not indicative of future allocations.

CTF

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF) 9

A Long/Short Commodity Strategy May Broaden Investment Opportunity

Historical Commodity Price Changes

- Natural Gas
  Henry Hub
- Crude Oil
  WTI Global Spot
- Soybeans
  No.1 Yellow
- Corn
  No. 2 Yellow
- Wheat
  No. 2 Hard Winter
- Sugar
  #11 World Raw
- Live Cattle
  Choice Average
- Gold
- Silver
- Copper
  High Grade Scrap #2


POSITIVE
PRICE CHANGES
NEGATIVE
2002: Crude Oil 54.8%, Natural Gas 41.5%, Soybeans 40.2%, Sugar 30.8%, Wheat 23.9%, Gold 23.7%, Silver 4.4%, Copper 4.2%, Live Cattle 1.9%, Corn -1.5%
2003: Copper 47.5%, Soybeans 46.3%, Live Cattle 26.1%, Crude Oil 24.7%, Silver 23.0%, Gold 18.9%, Wheat 15.2%, Natural Gas 8.0%, Corn 3.9%, Sugar -48.0%
2004: Copper 54.3%, Live Cattle 43.6%, Crude Oil 41.5%, Sugar 20.7%, Silver 13.4%, Gold 4.3%, Soybeans -13.9%, Wheat -15.8%, Corn -27.9%, Natural Gas -37.2%
2005: Copper 95.9%, Sugar 47.8%, Natural Gas 44.0%, Silver 27.6%, Live Cattle 20.3%, Crude Oil 18.4%, Gold 16.4%, Wheat 15.8%, Soybeans 3.4%, Corn -18.1%
2006: Copper 44.4%, Corn 43.6%, Silver 41.4%, Gold 19.9%, Wheat 17.9%, Soybeans 0.3%, Live Cattle -1.7%, Crude Oil -20.8%, Sugar -29.4%, Natural Gas -72.3%
2007: Wheat 73.6%, Soybeans 58.3%, Crude Oil 41.4%, Gold 28.7%, Silver 13.0%, Copper 5.9%, Corn -1.1%, Live Cattle -5.9%, Sugar -11.7%, Natural Gas -19.5%
2008: Gold 4.9%, Soybeans -21.5%, Corn -21.6%, Sugar -22.9%, Silver -24.6%, Live Cattle -27.6%, Wheat -32.9%, Natural Gas -36.8%, Copper -53.9%, Crude Oil -56.7%
2009: Copper 137.8%, Sugar 89.4%, Silver 48.8%, Soybeans 30.5%, Gold 23.5%, Crude Oil 11.2%, Corn -7.5%, Live Cattle -8.5%, Wheat -22.2%, Natural Gas -54.1%
2010: Silver 83.1%, Wheat 45.9%, Soybeans 35.0%, Corn 32.6%, Copper 32.0%, Gold 29.5%, Sugar 28.8%, Live Cattle 25.5%, Crude Oil 0.3%, Natural Gas -39.5%
2011: Gold 9.9%, Live Cattle 8.5%, Corn 3.9%, Crude Oil -1.9%, Sugar -8.3%, Silver -9.9%, Soybeans -15.6%, Wheat -22.2%, Copper -23.2%, Natural Gas -45.6%
2012 YTD: Soybeans 51.2%, Corn 42.2%, Wheat 16.2%, Silver 12.1%, Gold 7.3%, Live Cattle 1.5%, Copper 0.4%, Crude Oil -5.3%, Sugar -7.2%, Natural Gas -24.7%

Sources: Gresham Investment Management LLC, Bloomberg L.P. and Nuveen.

The analysis above was produced by Gresham using commodity price data aggregated from Bloomberg L.P. for the time period from January 1, 2002 to August 31, 2012. The historical commodity futures prices, which are 10-day ratio adjusted (i.e., roll-adjusted) figures, were used to calculate the price changes of the individual commodities. Historical Bloomberg daily prices assume rolling of nearby futures contracts beginning 10 days prior to expiration. Ratio-adjusting allows for the figures to account for both the price return and the roll yield. Bloomberg uses the ratio method to calculate ratio adjusted commodity prices where each commodity's ending price is divided by 1 + prior price for each holding day.

Past performance is not indicative of future results.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF) 10

Investing in Long/Short Commodities May Improve Return and Reduce Risk

Historical Risk/Return Profile

February 1, 1991 to June 30, 2012

ANNUALIZED

ANNUALIZED

STANDARD

MAXIMUM

ANNUALIZED

BENCHMARK INDEX

RETURN %

DEVIATION %

DRAWDOWN %(1)

SHARPE RATIO

Morningstar® Long/Short

9.70

10.95

-22.74

0.60

Commodity IndexSM

S&P 500® Index

8.86

15.05

-50.95

0.42

Barclays Capital

6.85

3.70

-5.15

0.93

U.S. Aggregate Bond Index

Dow Jones-UBS Commodity IndexSM

5.05

15.07

-54.26

0.19

The Fund’s investment objective is to generate attractive total returns. The Fund is actively managed and seeks to outperform its benchmark, the Morningstar® Long/Short Commodity IndexSM, but may not succeed. Index returns will differ from actual Fund performance and the differences may be significant.

Source: Morningstar, Inc. Data shown for the time period February 1, 1991 to June 30, 2012, which represents the extent of historical index data available (the Dow Jones-UBS Commodity IndexSM has historical index data beginning on February 1, 1991).

(1) Maximum drawdown is the percentage loss that an index incurs from its peak net asset value to its lowest value from month-end to month-end. More detailed definitions of the benchmark indices, standard deviation, maximum drawdown and Sharpe ratio can be found on page 14 of this presentation.

These indices are unmanaged, and do not show actual investment returns. An index is a hypothetical measure of performance based on the fluctuations in the value of the instruments that make up a particular market. Payment of management or brokerage fees or other fees and expenses would lower an index’s performance. Index returns are for illustrative purposes only and do not represent actual Fund performance. You cannot invest directly in an index. Past performance of these indices has varied considerably over different time periods.

Past performance is not indicative of future results.

Transactions in commodity futures contracts carry a high degree of risk. Investments in commodity futures contracts and options on commodity futures contracts have a high degree of price variability and are subject to rapid and substantial price changes. For more information on Fund risks, please refer to the “Risk Factors” section in the preliminary prospectus. The Fund could incur significant losses on its commodity investments. The return performance of the Fund’s commodity futures contracts may not parallel the performance of the Morningstar® Long/Short Commodity IndexSM or the commodities that serve as the basis for the contracts bought or sold by the Fund; this basis risk may reduce the Fund’s overall returns.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

U.S. Equities and U.S. Bonds Have Shown Little to No Correlation to Long/Short Commodities

Correlation Comparison

February 1, 1991 to June 30, 2012

1.0

0.8

0.6

0.4

0.2 0

-0.2

1.0

-0.11

-0.07

Long/Short Commodities: Morningstar® Long/Short Commodity IndexSM

S&P 500® Index

Barclays Capital U.S. Aggregate Bond Index

Source: Morningstar, Inc.

Correlation calculations were provided by Morningstar, Inc. using monthly index data. The chart references the time period from February 1, 1991 to June 30, 2012.

A definition of correlation can be found on page 14 of this presentation.

Index returns are for illustrative purposes only and do not represent actual Fund performance. You cannot invest directly in an index. Payment of management or brokerage fees or other fees and expenses would lower an index’s performance. Past performance of these indices has varied considerably over different time periods.

Past correlations are not indicative of future correlations.

Transactions in commodity futures contracts carry a high degree of risk. Investments in commodity futures contracts and options on commodity futures contracts have a high degree of price variability and are subject to rapid and substantial price changes. For more information on Fund risks, please refer to the “Risk Factors” section in the preliminary prospectus. The Fund could incur significant losses on its commodity investments. The return performance of the Fund’s commodity futures contracts may not parallel the performance of the Morningstar® Long/Short Commodity IndexSM or the commodities that serve as the basis for the contracts bought or sold by the Fund; this basis risk may reduce the Fund’s overall returns.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

Commodity Positions May Shift Quickly in Response to Changes in the Commodity Market

NUVEEN
Investments

Individual Commodity Positions of the Morningstar® Long/Short Commodity Index[SM]

Monthly Observations by Commodity
September 1, 2011 to August 31, 2012

LONG | FLAT | SHORT

SECTOR	COMMODITY	9/30/2011	10/31/2011	11/30/2011	12/30/2011	1/31/2012	2/29/2012	3/30/2012	4/30/2012	5/31/2012	6/30/2012	7/31/2012	8/31/2012
ENERGY	Crude Oil Brent	Long	Long	Long	Long	Long	Long	Long	Long	Long	Flat	Flat	Long
	Crude Oil WTI	Flat	Flat	Long	Long	Long	Long	Long	Long	Flat	Flat	Flat	Flat
	Gas-Oil-Petroleum	Long	Long	Long	Long	Long	Long	Long	Long	Long	Flat	Flat	Long
	Gasoline Blendstock	Long	Long	Long	Flat	Long	Long	Long	Long	Long	Flat	Flat	Long
	Heating Oil #2/Fuel Oil	Long	Long	Long	Flat	Long	Long	Long	Long	Flat	Flat	Flat	Long
	Natural Gas Henry Hub	Flat	Flat	Flat	Flat	Flat	Flat	Flat	Flat	Flat	Flat	Flat	Flat
AGRICULTURE	Coffee 'C'/Colombian	Long	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short
	Corn	Long	Short	Short	Short	Short	Short	Short	Short	Short	Short	Long	Long
	Cotton	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short
	Soybean Meal	Long	Short	Short	Short	Short	Short	Long	Long	Long	Long	Long	Long
	Soybean Oil	Long	Short	Short	Short	Short	Short	Short	Long	Short	Short	Short	Short
	Soybeans	Long	Short	Short	Short	Short	Short	Long	Long	Long	Long	Long	Long
	Sugar	Long	Long	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short
	Wheat/No. 2 Hard Winter	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short	Long	Long
	Wheat/No. 2 Soft Red	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short	Long	Long
METALS	Copper High Grade	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short
	Gold	Long	Long	Long	Long	Long	Long	Long	Short	Short	Short	Short	Short
	Silver	Long	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short
LIVESTOCK	Lean Hogs	Short	Long	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short
	Live Cattle	Short	Long	Short	Short	Short	Short	Short	Short	Short	Short	Short	Short

Sources: Morningstar, Inc., Nuveen Investments

Long, flat and short positions were provided by Morningstar, Inc. using monthly index data for the Morningstar® Long/Short Commodity Index[SM] shown from September 1, 2011 to August 31, 2012.

Index positions are for illustrative purposes only and do not represent actual Fund positions.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF) 13

Glossary: Index and Performance Measurement Definitions

Benchmark Index

Description

Morningstar® Long/Short Commodity IndexSM

For comparative purposes, the Fund uses the Morningstar® Long/Short Commodity IndexSM as its primary benchmark. The index tracks the historical total return performance of a diverse portfolio of commodity futures, which may be invested long, short or flat, and is currently comprised of 20 different commodities as of August 31, 2012 (listed on page 9). The index uses a momentum rule to determine if each commodity futures position is long, short or flat. The index is fully collateralized with short-term Treasury bills. To qualify for inclusion in the index, a commodity must have futures contracts traded on one of the U.S. exchanges and rank in the top 95% of total dollar value of open interest (measured by the 12-month average). The index was launched on August 1, 2007. Return data is available from December 21, 1979 to the present and is constructed using the same futures price data and index rules as the index has employed from its launch. The index is reconstituted and rebalanced once annually, on the third Friday of December after the day’s closing index values have been determined. The index commodity composition and constituent commodity weights are reset at that time. The direction of the long or short positions are adjusted monthly on every third Friday of the month and are effective on the first trading day after the third Friday. The index construction rules and other information about the index can be found on Morningstar’s website at http://indexes.morningstar.com, which is publicly available at no charge.

S&P 500® Index

The S&P 500® Index is an unmanaged index of U.S. companies with market capitalizations in excess of $4 billion. It consists of 500 stocks chosen for market size, liquidity and industry group representation.

Barclays Capital U.S. Aggregate Bond Index

The Barclays Capital U.S. Aggregate Bond Index is unmanaged and considered generally representative of investment-grade fixed income securities issued within the United States.

Dow Jones-UBS Commodity IndexSM

The Dow Jones-UBS Commodity IndexSM was created in 1998. It tracks a hypothetical investment in a basket of commodity futures contracts in which expiring contracts are rolled forward to the next set of corresponding nearby commodity futures contracts. It assumes that for every notional dollar invested in futures, an actual dollar is invested in 3-month U.S. Treasury bills. The index is made up of exchange-traded futures on physical commodities and currently represents 20 commodities. Commodity weightings are based on production and liquidity, subject to weighting restrictions applied annually such that no related group of commodities constitutes more than 33% of the index and no single commodity constitutes more than 15% or less than 2% of the index. Between rebalancings, weightings may fluctuate to levels outside these limits.

See the Fund’s preliminary prospectus for more information about the indices described above.

These indices are unmanaged, and do not show actual investment returns. An index is a hypothetical measure of performance based on the fluctuations in the value of the securities that make up a particular market. Payment of management or brokerage fees or other fees and expenses would lower an index’s performance. Index returns are for illustrative purposes only and do not represent actual Fund performance. You cannot invest directly in an index. Past performance of these indices has varied considerably over different time periods.

Past performance is not indicative of future results.

Term

Definition

Correlation

Correlation is a statistical measure of how investment returns move over time in relation to one other. The correlation coefficient ranges between -1 (perfect negative correlation, which means that returns always move in opposite directions) and +1 (perfect positive correlation, which means that returns always move in the same direction). A correlation of 0 implies that no relationship can be found between the movement of two sets of returns.

Maximum Drawdown

Maximum drawdown is the percentage loss that a fund incurs from its peak net asset value to its lowest value calculated from month-end to month-end. The maximum drawdown over a significant period is sometimes employed as a means of measuring the risk of an investment vehicle. Maximum drawdown is generally expressed as a percentage decline in net asset value.

Standard Deviation (Risk)

Standard deviation is a statistical measure of portfolio risk. It reflects the average deviation of the observations from their sample mean. In the case of portfolio performance, the standard deviation describes the average deviation of the portfolio returns from the mean portfolio return over a certain period of time. Higher standard deviation generally means higher portfolio risk.

Sharpe Ratio

The Sharpe ratio is a statistical measure of the risk-adjusted return of a portfolio. It is calculated by using standard deviation and excess return (investment return minus risk-free rate) to determine reward per unit of risk. The higher the Sharpe ratio, the better a fund’s historical risk-adjusted performance.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

CTF Risk Summary

FUND SPECIFIC RISKS

COMMODITY MARKET RISKS

MACROECONOMIC AND TAX RISKS

New Investment Product;

Investment and Market Risk;

Deteriorating Market Conditions

No Prior History

Possible Loss of Entire Investment

Potential Tax Law Changes

Not a 1940 Act Fund—No

Commodity Price Variability

Protections under the 1940 Act

Constructive Termination and

Investment in Commodity Futures

Tax Penalties

Liquidation of Investments for

Distributions

Shorting Commodity Futures

Market Discount/Expected

Options Investing Risks

Reductions in NAV

Clearing Broker Risk

Index Weightings/Tracking Risk

Recently Implemented Commodity

No Right for Shareholders to

Position Limits

Participate in Fund Management

Gap Risk

Conflicts of Interest

Adverse Government and

Key Personnel Risk

Exchange Action

Certain risks of investing in the Fund are identified above and discussed in more detail on the following page and in the “Risk Factors” section of the preliminary prospectus.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

Special Risk Considerations

Please see the Fund’s preliminary prospectus for a complete description of these and other risks. Nuveen does not offer tax or legal advice. Please consult with your tax or legal advisor before investing.

The preceding discussion is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding U.S. federal tax penalties, and was written to support the promotion or marketing of the offering. Each investor should seek advice based on such person’s particular circumstances from an independent tax advisor.

This presentation must be preceded or accompanied by a preliminary prospectus for the Fund. The information contained in this presentation and in the preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. We may not sell these securities until the registration statement filed with the SEC is effective. This presentation or the preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Investors should carefully read the Fund’s preliminary prospectus, which includes a discussion of the investment objective, risk factors, fees and expenses, before investing.

The Fund’s preliminary prospectus is available on the Fund’s website at www.nuveen.com/ctfipo.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)

Wrap-Up: CTF Key Features(1)

Potential for Monthly Distributions

Long/Short

Momentum Strategy

Active Management

Any Gains Tax-Advantaged (60% LT/40% ST)

No Leverage

Diversified Commodity Futures Exposure

Potential for Lower Risk than Benchmark

Access to Experienced Institutional Manager

No Performance Fees

CTF is expected to price on October 25, 2012

(1) The Fund could incur significant losses on its commodity investments. Please see page 16 of this presentation and the “Risk Factors” section of the preliminary prospectus for a more detailed discussion of the Fund’s risks.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND (CTF)